File Number: 82-4088

Trivalence
Mining Corporation

02 MAR 15 AM 8:36

02015880

JOINT VENTURE OF BOTSWANA KIMBERLITE PROPERTY SIGNED

TRIVALENCE MINING CORPORATION (CDNX: TMI, OTCBB: TMIGF) March 1, 2002
The Company is pleased to announce that it has successfully completed the negotiations and signed a joint venture agreement with Rio Tinto Mining and Exploration Limited of England. Pursuant to the agreement, the Company has granted Rio Tinto a right to earn an interest of 65% in mineral rights relating to the exploration for, and development of diamond bearing kimberlite deposits in Trivalence Mining's 3,700 sq. km. license area known as Kokong project in the Republic of Botswana by making expenditures totalling US$3.5 Million by the 21st of September 2005. Rio Tinto may earn an additional undivided ten percent interest in the property by initiating a feasibility study incurring a further US$5,000,000 of expenditure by third week of September 2008.

Aredor Kimberlite Exploration Update
The Company is pleased to provide an update on the kimberlite exploration program being conducted by its joint venture participant, Rio Tinto Mining and Exploration Limited ("RTME") on the 1000 square kilometer Aredor concession in the Republic of Guinea, West Africa. RTME has informed the Company it is presently processing data obtained from the 2,800 line kilometre airborne geophysical survey conducted during December 2001. Geophysical anomalies identified by the survey are being compared to results from the regional indicator mineral survey conducted over the concession during the Spring of 2001 to identify concurrent indicator mineral and geophysical anomalies, which will be tested by reverse circulation or diamond drilling. Drilling at Aredor is scheduled to commence by month end and results from the drill program will be made available as the Company receives them.

2nd Quarter Financial Results
For the quarter ending December 31st, 2001, the Company reports a net loss of $1,357,984 or $0.08 per share on revenues of $1,989,398; this compares to a loss of $787,971 or $0.05 per share on revenues of $7,947,785 for the same period in 2000. For the six months ended December 21st, 2001 results of operations showed a net loss of $2,983,966 or $0.15 per share on revenues of $4,060,175; this compares to net income of $353,991 or $0.02 per share on revenues of $10,892,006 for the same period in 2000. Production at Aredor was hampered during the last six months due to a prolonged rainy season which restricted mining activities and a softening in world demand for rough diamonds.

Trivalence Mining Corporation is a publicly traded exploration and development company with a primary focus on diamonds. The Company owns an 85% interest in the Aredor diamond mine in Guinea, West Africa, and a 100% interest in the Palmietgat kimberlite diamond mine in South Africa.

dle 3/19

Waseem Rahman
Director

For further information, contact
Warren Robb
Phone: (604) 684-2401
Toll Free: 1-888-273-3671
Website: www.trivalence.com
Facsimile: (604) 684-2407
Email: tmi@trivalence.com

The Company relies upon litigation protection for "forward looking" statements. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

British Columbia

Securities Commission

QUAR1

BC FORM 51-901F

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
TRIVALENCE MINING CORPORATION	DECEMBER 31, 2001	02/03/01

ISSUER'S ADDRESS

502 – 815 HORNBY STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6Z 2E6	(604) 684-2407	(605) 684-2401

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
HAMISH MALKIN	CHIEF FINANCIAL OFFICER	(604) 684-2401

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
tmi@trivalence.com	www.trivalence.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"LUTFUR RAHMAN KHAN"	LUTFUR RAHMAN KHAN	DATE SIGNED 02/03/01
"ALI ASIF SYED, M.D."	ALI ASIF SYED , M.D.	DATE SIGNED 02/03/01

TRIVALENCE MINING CORPORATION
Consolidated Balance Sheets
(expressed in Canadian dollars)

	December 31, 2001 (unaudited)	June 30, 2001
ASSETS		
CURRENT		
Cash and cash equivalents	$ **457,652**	$ 894,185
Accounts receivable and prepaid expenses	**302,599**	654,153
Advances to affiliates	**35,432**	16,884
Inventory (Note 3)	**6,397,613**	5,137,063
	7,193,296	6,702,285
MINERAL PROPERTIES (Note 4)	**13,476,416**	13,711,270
CAPITAL ASSETS (Note 5)	**8,150,004**	8,267,009
	$ **28,819,716**	$ 28,680,564
LIABILITIES		
CURRENT		
Loan payable	$ **319,220**	$ -
Accounts payable	**3,499,000**	1,656,688
Accrued liabilities	**1,763,629**	1,800,839
Current portion of obligation under capital lease (Note 7)	**294,366**	282,742
Income taxes payable	**18,000**	14,000
	5,894,215	3,754,269
CONVERTIBLE LOANS PAYABLE (Note 6)	**9,229,461**	6,727,378
OBLIGATION UNDER CAPITAL LEASE (Note 7)	**319,790**	469,701
FUTURE INCOME TAX	**1,241,000**	2,988,000
	16,684,466	13,939,348
NON-CONTROLLING INTEREST	**-**	385,022
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	**17,911,673**	17,760,994
Equity component of convertible loans payable (Note 10)	**1,630,395**	1,252,395
Additional paid in capital (Note 10)	**484,330**	484,330
Deficit	**(7,891,148)**	(5,141,525)
	12,135,250	14,356,194
	$ **28,819,716**	$ 28,680,564

ON BEHALF OF THE BOARD:

(Signed) Lutfur Rahman Khan

Lutfur Rahman Khan, Director

(Signed) Dr. Asif A. Syed

Dr. Asif A. Syed, Director

TRIVALENCE MINING CORPORATION
Consolidated Statements of Operations and (Deficit) Retained Earnings
(unaudited, expressed in Canadian dollars)

	Three Months ended December 31,		Six Months ended December 31,	
	2001	2000	**2001**	2000
REVENUE		(Restated - Note 1)		(Restated - Note 1)
Diamond sales	$ **1,651,852**	$ 2,870,657	$ **2,731,035**	$ 10,718,403
Option payments	**335,049**	-	**1,311,125**	-
Interest and other	**2,497**	73,534	**18,015**	173,603
	1,989,398	2,944,191	**4,060,175**	10,892,006
EXPENSES				
Production costs	**2,305,928**	2,593,427	**5,270,553**	6,487,943
Selling, general and administrative	**762,596**	905,219	**1,634,008**	1,772,908
Interest	**341,965**	289,861	**728,581**	683,245
Exploration	**49,609**	176,662	**55,253**	583,918
Depletion and depreciation	**590,672**	652,924	**1,098,746**	1,290,556
	4,050,770	4,618,093	**8,787,141**	10,818,570
(LOSS) INCOME BEFORE INCOME TAXES	**(2,061,372)**	(1,673,902)	**(4,726,966)**	73,436
Current income tax recovery (provision)	**(3,000)**	(21,000)	**(4,000)**	(84,000)
Future income tax recovery (provision)	**632,000**	657,000	**1,747,000**	290,000
NET (LOSS) INCOME BEFORE NON-CONTROLLING INTEREST	**(1,432,372)**	(1,037,902)	**(2,983,966)**	279,436
NON-CONTROLLING INTEREST	**74,388**	249,931	**385,022**	74,555
NET (LOSS) INCOME	**(1,357,984)**	(787,971)	**(2,598,944)**	353,991
(DEFICIT) RETAINED EARNINGS , BEGINNING OF PERIOD	**(6,382,485)**	1,343,870	**(5,141,525)**	201,908
PREMIUM PAID ON PURCHASE OF COMMON SHARES CANCELLED	**(150,679)**		**(150,679)**	
(DEFICIT) RETAINED EARNINGS, END OF PERIOD	$ **(7,891,148)**	$ 555,899	$ **(7,891,148)**	$ 555,899
(LOSS) EARNINGS PER SHARE				
BASIC AND FULLY DILUTED	$ **(0.08)**	$ (0.05)	$ **(0.15)**	$ 0.02
Weighted average number of common share used to calculate basic earnings (loss) per share	**17,290,984**	16,897,443	**17,290,984**	16,996,143

TRIVALENCE MINING CORPORATION
Consolidated Statements of Cash Flows
(unaudited, expressed in Canadian dollars)

	Three months ended December 31, 2001	Three months ended December 31, 2000	Six months ended December 31, 2001	Six months ended December 31, 2000
OPERATING ACTIVITIES				
Net (loss) income	$ **(1,357,984)**	$ (787,971)	**(2,598,944)**	$ 353,991
Add non-cash items				
Depletion and depreciation	**590,672**	652,924	**1,098,746**	1,290,556
Accretion of debt	**47,250**	177,700	**218,520**	411,838
Capitalized interest	**260,073**	112,028	**461,563**	271,256
Future income tax	**(632,000)**	(657,000)	**(1,747,000)**	(290,000)
Non-controlling interest	**(74,388)**	(249,931)	**(385,022)**	(74,555)
	(1,166,377)	(752,250)	**(2,952,137)**	1,963,086
Net change in non-cash working capital items relating to operations (Note 14)	**387,655**	(996,537)	**881,558**	(2,075,562)
	(778,722)	(1,748,787)	**(2,070,579)**	(112,476)
FINANCING ACTIVITIES				
Issuance of share capital	-	-	-	8,500
Purchase of own shares	-	(256,928)	-	(729,624)
Obligation under capital lease	**(138,287)**	885,118	**(138,287)**	885,118
Convertible loan payable	**1,100,000**	-	**2,200,000**	(2,500,000)
Loan payable	**(80,780)**	-	**319,220**	
	880,933	628,190	**2,380,933**	(2,336,006)
INVESTING ACTIVITIES				
Mineral properties, net	-	90,027	-	27,278
Purchase of capital assets	**(88,062)**	(1,562,932)	**(746,887)**	(1,700,865)
	(88,062)	(1,472,905)	**(746,887)**	(1,673,587)
INCREASE (DECREASE) IN CASH	**14,149**	(2,593,502)	**(436,533)**	(4,122,069)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**443,503**	6,063,448	**894,185**	7,592,015
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ **457,652**	$ 3,469,946	$ **457,652**	$ 3,469,946

1. NATURE OF OPERATIONS AND CONTINUING OPERATIONS

Trivalence Mining Corporation (the "Company") was incorporated under the laws of British Columbia on September 18, 1984. The Company is currently mining its alluvial diamond property at Aredor, the Republic of Guinea, mining its kimberlite diamond deposit at Palmietgat, South Africa and exploring for kimberlite pipes on its existing and prospective properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in the financial statements should the Company be unable to continue as a going concern.

Negative cash flow from operating activities are likely to continue until the Company is able to finance the purchase of additional heavy equipment in order to operate its plants at rated capacities. Cash resources on hand at December 31, 2001 are not expected to be sufficient to finance operations and purchase the remaining heavy equipment required. The Company's ability to continue as a going concern is dependent upon obtaining debt or equity financing for capital expenditures and general working capital. These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial reporting, and the accounting policies used are consistent with the most recent annual financial statements. While these financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and notes required by Canadian generally accepted accounting principals for complete financial statements. For further information, refer to the Consolidated Financial Statements including notes for the year ended June 30, 2001.

b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(Unaudited, expressed in Canadian dollars)

3. INVENTORY

	December 31 2001	June 30 2001
Diamonds	$ 1,120,910	$ 251,290
Stockpiles	5,587	6,503
Fuel, oil and grease	576,552	311,394
Parts and supplies	4,020,624	3,977,278
In transit	673,941	590,598
	$ 6,397,613	$ 5,137,063

4. MINERAL PROPERTIES

	December 31 2001	June 30 2001
PRODUCING		
Aredor Concession:		
Acquisition costs	$ 10,427,786	$ 10,427,786
Development expenditures, less recoveries	1,676,894	1,676,894
Less: accumulated depletion	(805,257)	(634,414)
	11,299,423	11,470,266
Palmietgat Concession:		
Acquisition costs	2,357,052	2,357,052
Development expenditures, less recoveries	(126,620)	(126,620)
Less: accumulated depletion	(90,184)	(26,173)
	2,140,248	2,204,259
	13,439,671	13,674,525
NON-PRODUCING		
Kokong Concession:		
Acquisition of exploration license	36,745	36,745
	$ 13,476,416	$ 13,711,270

(Unaudited, expressed in Canadian dollars)

5. CAPITAL ASSETS

	December 31, 2001		
	Cost	Accumulated Amortization	Net Book Value
Plant	$ 3,506,946	$ 1,493,324	$ 2,013,622
Mining equipment	10,110,447	4,458,106	5,652,341
Vehicles and light equipment	436,836	195,981	240,855
Office furniture and equipment	448,585	205,399	243,186
	$ 14,502,813	$ 6,352,810	$ 8,150,004

	June 30, 2001		
	Cost	Accumulated Amortization	Net Book Value
Plant	$ 3,557,851	$ 1,232,288	$ 2,325,563
Mining equipment	9,330,683	3,899,693	5,430,990
Vehicles and light equipment	413,838	170,057	243,781
Office furniture and equipment	453,555	186,880	266,675
	$ 13,755,927	$ 5,488,918	$ 8,267,009

6. CONVERTIBLE LOANS PAYABLE

	December 31 2001	June 30 2001
Series 1999 A Debentures		
Third debenture of $4,225,000	$ 4,464,758	$ 4,139,806
Series 1999 B Debentures		
Debenture of $1,250,000	1,320,936	1,170,131
Series 2000 A Debentures		
First debenture of $1,100,000	1,162,332	1,100,000
Second debenture of $300,000	335,554	317,441
Series 2001 A1 Debentures		
First debenture of $1,100,000	1,015,475	-
Series 2001 A2 Debentures		
First debenture of $1,100,000	930,406	-
	$ 9,229,461	$ 6,727,378

(Unaudited, expressed in Canadian dollars)

6. CONVERTIBLE LOANS PAYABLE *(continued)*

In September 2001, the Company completed a private placement of a non-arm's length loan of $1,100,000 to a company with a common director. The loan is secured by a 2001 Series A No. 1 Debenture (the "A-1 Debenture") and bears interest at the rate of 11% per annum. The loan will be repayable in full on August 21, 2003 unless extended by the Lender.

The A-1 Debenture provides for conversion of the principal amount into units of the Company, each consisting of one common share and one share purchase warrant. The conversion price is $0.80 per unit to August 21, 2003. If the loan repayment date is extended, the conversion price will be $0.90 per unit from August 22, 2003 to August 21, 2004; $1.00 per unit from August 22, 2004 to August 21, 2005 and $1.10 per unit from August 22, 2005 to August 21, 2006.

In November 2001, the Company completed a private placement of a non-arm's length loan of $1,100,000 to a company with a common director. The loan is secured by a 2001 Series A No. 2 Debenture (the "A-2 Debenture") and bears interest at the rate of 11% per annum. The loan will be repayable in full on October 1, 2003 unless extended by the Lender.

The Debenture provides for conversion of the principal amount into units of the Company, each consisting of one common share and one share purchase warrant. The conversion price is $0.50 per unit to October 1, 2003. If the loan repayment date is extended, the conversion price will be $0.60 per unit from October 2, 2003 to October 1, 2004; $0.70 per unit from October 2, 2004 to October 1, 2005 and $0.80 per unit from October 2, 2005 to October 1, 2006.

Each share purchase warrant received upon conversion of the A-1 and A-2 Debentures will entitle the holder to purchase one common share. The warrant exercise price will be equal to the conversion price in effect at the time the Debentures are converted. The warrants will be exercisable until the due date of the loan as it may be extended from time to time, or until two years from the date of issue of the warrants, whichever is earlier.

During the period, the Company amended and restated the 1999 Series A No. 3 Debenture, the 1999 Series B Debenture, the 2000 Series A No. 1 Debenture and the 2000 Series A No. 2 Debenture previously issued to the Lender so that they are in substantially the same form as the recent 2001 Series A No. 1 and No. 2 Debentures. The charging clauses in the Debentures issued in 1999 and 2000 did not grant the Lender the security over the Company's personal property that both the Company and the Lender had intended be granted. As a condition of the Lender's agreement to advance the loan secured by the 2001 Series A No. 2 Debenture, the Lender required that the prior debentures be amended and restated. The amendments to the prior debentures include amendments to the security charging clauses, the provisions relating to realization procedures, and other amendments made for administration convenience. The prior debentures were also amended to extend the due date for payment to October 1, 2002 as requested by the Company and to reflect the effect of the extension on the conversion provisions.

(Unaudited, expressed in Canadian dollars)

7. OBLIGATIONS UNDER CAPITAL LEASE

Included in capital assets is mining equipment that the Company has acquired pursuant to a three-year lease agreement terminating on December 15, 2003. The rate of interest in terms of the lease agreement is 8.46%. Future minimum lease payments are as follows:

		December 31, 2001		June 30, 2001
2001	$	-	$	170,109
2002		340,217		340,217
2003		340,217		340,217
Total minimum lease payments		680,434		850,543
Less interest portion		66,278		98,100
Present value of capital lease obligation		614,156		752,443
Current portion		294,366		282,742
Non-current portion	$	319,790	$	469,701

8. SHARE CAPITAL

(a) *Authorized:* 100,000,000 common shares with no par value

(b) *Issued and outstanding:*

	Number of common shares		Amount
Issued at June 30, 2000	17,378,413	$	17,811,681
Issued on acquisition of subsidiary	728,571		947,142
Exercise of employee stock options	10,000		8,500
Issued at June 30, 2001	18,116,984		18,767,323
Own shares held	(826,000)		(1,006,329)
Outstanding at June 30, 2001	17,290,984	$	17,760,994
Issued at June 30, 2001	18,116,984	$	18,767,323
Cancellation of own shares held	(826,000)		(855,650)
Issued and outstanding at December 31, 2001	17,290,984	$	17,911,673

(Unaudited, expressed in Canadian dollars)

During the six months ended December 31, 2001 the Company cancelled 826,000 shares that were held at June 30, 2001. The cancellation resulted in a premium paid of $150,679 that was charged against the deficit.

8. SHARE CAPITAL *(continued)*

(c) Share purchase options

At December 31, 2001, there were 1,092,000 options outstanding under the Company's stock option plan. Under the Canadian Venture Exchange ("CDNX") policies, the Company can grant stock options to purchase up to 10% of the outstanding common shares of the Company. The options are exercisable for a period of five years from the date of grant and the exercise price cannot be less than the last price on the CDNX immediately preceding the grant of the option less a sliding scale discount permitted by the CDNX. The Board of Directors determines at the date of grant the time at which any option may vest.

As at December 31, 2001, the following stock options were outstanding:

Number of Shares	Expiry date	Exercise Price
50,000	April 4, 2002	$ 0.85
367,000	July 25, 2002	0.85
45,000	July 25, 2002	1.17
190,000	April 1, 2003	0.85
140,000	August 28, 2003	0.85
30,000	August 28, 2003	1.00
50,000	January 7, 2004	0.85
20,000	August 26, 2004	1.00
35,000	February 7, 2005	1.15
55,000	March 17, 2005	1.70
40,000	June 20, 2005	1.60
70,000	February 8, 2006	1.30
1,092,000		

(Unaudited, expressed in Canadian dollars)

9. PRODUCTION COST OF DIAMOND SALES

	3 months ended Dec. 31,		6 months ended Dec. 31,	
	2001	2000	**2001**	2000
Opening inventory	**$ 4,708,697**	$ 4,300,219	**$ 5,137,063**	$ 3,991,261
Guinean mining tax (10% of rough diamond sales)	**144,922**	287,066	**213,052**	1,071,841
Fuel, labour, parts and supplies, other	**3,779,745**	3,383,570	**6,418,940**	6,823,170
Reclamation	**31,544**	25,000	**60,345**	50,000
Foreign exchange (gain)	**38,632**	(65,540)	**(161,234)**	(111,441)
Less: closing inventory	**(6,397,613)**	(5,336,888)	**(6,397,613)**	(5,336,888)
	$ 2,305,927	$ 2,593,427	$ 5,270,553	$ 6,487,943

10. EQUITY COMPONENT OF CONVERTIBLE LOANS PAYABLE

The components of the convertible instruments at December 31, 2001 and June 30, 2001 were as follows:

	December 31 2001	June 30 2001
Debt component	$ **9,229,461**	$ 6,727,378
Equity component	**1,630,395**	1,252,395
Additional paid-in capital (Note 9)	**484,330**	484,330
Less: accretion to date	**(1,790,184)**	(1,571,663)
Face value of convertible loans	$ **9,554,002**	$ 6,892,440

Over the term of the debentures, the debt component is being accreted to the face value of the instrument by the recording of an additional $15,750 (for the year ended June 30, 2001 - $55,021) per month of finance costs. Of the outstanding convertible loan payable of $9,229,461,

(Unaudited, expressed in Canadian dollars)

the amount of $7,283,579 has been fully accreted to the face value of the instruments at December 31, 2001.

11. COMMITMENTS

(a) The Company is obligated under a lease for office premises and marketing agreements. The net commitments are as follows for the years ending December 31:

2002	$	65,664
2003		65,664
2004		5,472
	$	136,800

(b) The Company is obligated under the terms of the Aredor concession agreement to pay US$40,000 per month for rental of equipment and other assets situated on the concession during the tenancy of the concession.

(c) The Company is obligated under certain employment and management agreements. The Company has entered into a management agreement with a Company owned by a director and the President of the Company for an annual fee of US$120,000. This management agreement expires May 31, 2004. By agreement, the Company is currently paying 50% of the contract amount. Employment agreements provide for payments of up to one year's salary on the termination of certain senior officers' employment.

12. RELATED PARTY TRANSACTIONS

Significant related party transactions not disclosed elsewhere in these financial statements include:

(a) during the six months ended December 31, 2001, management fees of $240,340 ($263,258 during the six months ended December 31, 2000) were paid to directors or shareholders of the Company (or its subsidiaries) or companies controlled by them.

(b) accounts receivable of $35,432 ($16,884 at June 30, 2001) due from a company with a common director.

(Unaudited, expressed in Canadian dollars)

13. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended December 31,		Six months ended December 31,	
	2001	2000	**2001**	2000
Auditing and legal	$ **73,036**	$ 46,115	$ **132,627**	$ 85,235
Management fees	**103,744**	134,291	**240,340**	263,258
Investor relations	**52,820**	97,758	**86,721**	201,947
Consulting fees	**21,051**	82,368	**125,863**	153,794
Rent	**44,018**	33,465	**89,695**	79,748
Communications	**31,764**	15,272	**79,168**	32,443
Travel	**71,025**	167,368	**173,086**	257,751
Salaries and wages	**282,616**	361,835	**579,264**	663,303
Commissions on diamond sales	**23,783**	29,702	**23,783**	56,702
Office and other	**58,792**	1,937	**116,383**	99,800
Cost recoveries	**(53)**	(64,892)	**(12,922)**	(121,074)
	$ **762,596**	$ 905,219	$ **1,634,008**	$ 1,772,908

14. CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Three months ended December 31,		Six months ended December 31,	
	2001	2000	**2001**	2000
Accounts receivable and prepaids	$ **1,082,256**	$ (144,978)	$ **351,554**	$ (623,689)
Advances to affiliates	**(11,666)**	1,544	**(18,548)**	(4,075)
Inventory	**(1,688,916)**	(1,036,669)	**(1,260,550)**	(1,345,627)
Due from Joint Venture partner	**-**	(47,141)	**-**	(213,669)
Accounts payable	**986,124**	66,599	**1,842,312**	245,921
Accrued liabilities	**16,856**	143,108	**(37,210)**	(218,423)

(Unaudited, expressed in Canadian dollars)

15. SEGMENTED INFORMATION

The Company operates in one industry segment, that being the acquisition, exploration and development of diamond and mineral properties.

The Company currently operates in four geographic areas. The Company's revenues are derived from its operations as follows:

	3 months ended December 31,		6 months ended December 31,	
	2001	2000	**2001**	2000
Republic of Guinea	**$ 1,448,678**	$ 2,871,143	**$ 2,130,493**	$ 10,718,889
South Africa	**204,358**	35,891	**604,527**	71,596
Canada	**336,363**	37,157	**1,325,156**	101,521
	$ 1,989,398	$ 2,944,191	**$ 4,060,175**	$ 10,892,006

The location of the Company's long-lived assets is as follows:

	December 31, 2001	June 30, 2001
Republic of Guinea	**$ 17,956,247**	$ 18,126,426
South Africa	**3,540,230**	3,715,244
Canada	**93,197**	99,864
Botswana	**36,745**	36,745
	$ 21,626,420	$ 21,978,279

16. SUBSEQUENT EVENTS

Subsequent to December 31, 2001, the Company arranged for extension of the maturity dates of various debentures from October 1, 2002 to April 1, 2003.

British Columbia
Securities Commission

QUARTE...
BC FORM 51-901F

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
TRIVALENCE MINING CORPORATION	DECEMBER 31, 2001	02/03/01

ISSUER'S ADDRESS

502 – 815 HORNBY STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6Z 2E6	(604) 684-2407	(605) 684-2401

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
HAMISH MALKIN	CHIEF FINANCIAL OFFICER	(604) 684-2401

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
tmi@trivalence.com	www.trivalence.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"LUTFUR RAHMAN KHAN"	LUTFUR RAHMAN KHAN	DATE SIGNED 02/03/01
"ALI ASIF SYED, M.D."	ALI ASIF SYED , M.D.	DATE SIGNED 02/03/01

TRIVALENCE MINING CORPORATION
BC Form 51-901F
Six Months Ended December 31, 2001
(Prepared by Management)

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

   (a) deferred expenditures on mineral properties (see Note 4 to consolidated financial statements)
   (b) cost of sales (see Note 9 to consolidated financial statements)
   (c) marketing expenses (see Note 13 to consolidated financial statements)
   (d) selling, general and administrative expenses (see Note 13 to consolidated financial statements)

2. Related party transactions:

   (See Note 12 to consolidated financial statements)

3. Summary of securities issued and options granted during the quarter ended December 31, 2001:

   (a) Securities issued: none (See Note 8 to consolidated financial statements)
   (b) Options granted: none

4. Summary of securities as at the end of the reporting period:
   (a) authorized share capital of the Company - 100,000,000 common shares with no par value.
   (b) number and recorded valued of shares issued and outstanding (see Note 8 to consolidated financial statements)
   (c) options, warrants, and convertible securities outstanding (see Note 8 to consolidated financial statements)
   (d) shares subject to escrow or pooling agreements: *none*
   (e) Directors and officers:

Lutfur Rahman Khan	Director, President, CEO
Mahmood Arshad	Director
Timothy Hoar	Director
Waseem Rahman	Director, Vice-president, Administration
Dr. Asif A. Syed	Director
Omair Choudhry, MBA	Asst.Vice-president, Finance & Personnel
Hamish Malkin, CA	Chief Financial Officer
Warren Robb, P. Geo., B.Sc.	Vice-president, Investor Relations
Karl Schimann, PhD	Vice-president, Operations

SCHEDULE C (a): MANAGEMENT'S DISCUSSION AND ANALYSIS

In the opinion of management, the unaudited financial statements present fairly the Company's financial position as at December 31, 2001 and the results of operations and its cash flows for the three and six month periods ended December 31, 2001 and 2000. The results of operations and cash flows are not necessarily indicative of future results of operations or cash flows.

The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company's 2001 Annual Report and have been consistently followed in the preparation of the interim financial statements, which should be read in conjunction with the annual financial statements and this discussion.

1. OVERVIEW

For the 3 months ended December 31, 2001, diamond production consisted of output from the Aredor and Palmietgat diamond mines. The kimberlite exploration program at the Company's Aredor mine in the Republic of Guinea resumed under the direction of Rio Tinto Mining and Exploration Ltd. ("RTME") and negotiations for an exploration joint venture with RTME on the Company's Botswana concession were concluded in principle. The company borrowed $1,100,000 secured by a convertible debenture.

2. OPERATIONS

Results of Operations – 3 months ended December 31, 2001:

Net loss for the three months ended December 31, 2001 was $1,357,984, or $0.08 per share ($0.08 fully diluted) compared with $787,971 or $0.05 per share ($0.05 fully diluted) in 2000. The loss in 2001 was due primarily to a softening in world diamond prices, a prolonged rainy season in West Africa and reduced production levels arising from aging excavation equipment.

Aredor Diamond Mine:

Diamond sales from the Aredor diamond mine for the three months ended December 31, 2001 were $1,449,193 representing the sale of 5,671 carats for US$910,054 (US$160.48/carat). Diamond sales for the three months ended December 31, 2000 were $2,870,657 representing the sale of 5,086 carats for US$1,933,985 (US$380.26/carat). The 53% decrease in diamond sales, despite a 12% increase in carats sold, was due to a 58% decrease in average selling price/carat resulting from changes in the quality and size of diamonds produced and a deterioration in world diamond prices during the year. The decrease in quality and size of diamonds mined was a result of the nature of the diamonds in the blocks mined.

Production cost of diamond sales for the three months ended December 31, 2001 was $2,064,213 compared with $2,593,427 in 2000. The Aredor mine produced 13,726 carats during the three months ended December 31, 2001 compared with 8,593 carats in 2000. The 60% increase in production during the three months ended December 31, 2001 is attributed to a 3% decrease in ore mined and a 64% increase in grade. The decrease in tonnage throughput was a result of equipment availability while the increase in grade [carats/tonne] was a result of mining in areas of higher grade as indicated by the Company's geological data. During the three months ended December 31, 2001, the Company increased fuel and parts purchases by approximately $396,000 compared with the year ago period.

Palmietgat Diamond Mine:

Diamond sales for the three months ended December 31, 2001 were $202,659 representing the sale of 25,578 carats for US$126,635 (US$4.95/carat). Diamond sales during the quarter ended December 31, 2001, comprised mostly boart stones, which had been held in inventory. Based on sales to date, management estimates the run of mine production to have a value of approximately US$21.00/carat. Information available at the time of the decision to invest in the Palmietgat project did not include specific information on the per carat value of the mineral resource, but management believed the per carat value to be in the range of US$11.50/carat – US$24.00/carat. Cost of production during the three months ended December 31, 2001 was $241,716. During the three months ended December 31, 2000, the Palmietgat mine was not in commercial production.

Results of Operations – 6 months ended December 31, 2001:

Net loss for the six months ended December 31, 2001 was $2,598,944 or $0.15 per share ($0.15 fully diluted) compared with net income of $353,991 or $0.02 per share ($0.02 fully diluted) in 2000. The six month loss in 2001 was due primarily to a softening in world diamond prices, a prolonged rainy season in West Africa and reduced production levels arising from aging excavation equipment.

Aredor Diamond Mine:

Sales of gem quality diamonds from the Aredor diamond mine for the six months ended December 31, 2001 were $2,130,497 representing the sale of 8,606 carats for US$1,341,432 (US$155.87/carat). Gem diamond sales for the six months ended December 31, 2000 were $10,718,403 representing the sale of 19,183 carats for US$7,145,347 (US$372.48/carat). The 81% decrease in diamond sales was due to a 55% reduction in carats sold and a 58% decrease in average selling price/carat resulting from changes in the quality and size of diamonds produced and a deterioration in world diamond prices during the year. The decrease in quality and size of diamonds mined was a result of the nature of the diamonds in the blocks mined.

Production cost of diamond sales for the three months ended December 31, 2001 was $4,820,857 compared with $6,487,943 in 2000. The Aredor mine produced 18,718 carats during the six months ended December 31, 2001 compared with 24,002 carats in 2000. The 22% decrease in production during the six months ended December 31, 2001 is attributed to an 8% decrease in ore mined and a 15% decrease in grade. The decrease in tonnage throughput was a result of equipment availability while the decrease in grade [carats/tonne] was a result of mining in areas of low grade as indicated by the Company's geological data during the September quarter in order to access areas of higher grade during the December quarter. During the six months ended December 31, 2001, the Company reduced fuel purchases and parts purchases by approximately $404,000 compared with the year ago period.

Palmietgat Diamond Mine:

Diamond sales for the six months ended December 31, 2001 were $600,538 representing the sale of 38,384 carats for US$377,577 (US$9.84/carat). Diamond sales during the six months ended December 31, 2001, comprised gem amd boart quality stones, a significant quantity of boarts having been held in inventory previously. Information available at the time of the decision to invest in the Palmietgat project did not include specific information on the per carat value of the mineral resource, but management believed the per carat value to be in the range of US$11.50/carat – US$24.00/carat. Cost of production during the six months ended December 31, 2001 was $449,696. During the six months ended December 31, 2000, the Palmietgat mine was not in commercial production.

Selling, general and administrative expense

Selling, general, and administrative expense for the three months ended December 31, 2001 was $762,596 compared with $905,219 in 2000. For the six months ended December 31, 2001, selling, general and administrative expense was $1,634,008 compared with $1,772,908 in 2000. The level of general and administrative has been reduced primarily on account of salaries and wages.

Interest expense

Interest expense for the three months ended December 31, 2001 was $341,965 compared with $289,861 in 2000. For the six months ended December 31, 2001, interest expense was $728,581 compared with $683,245 in 2000. Interest expense has increased owing to higher levels of debt outstanding during the current periods. Accretion of the equity component of convertible instruments is included in interest expense and amounted to $47,250 during the three months ended December 31, 2001 compared to $177,700 in 2000. For the six months ended December 31, 2001, accretion expense was $218,520 compared with $411,838 in 2000. Current accretion is lower than in prior periods due to the fact that the equity component of earlier convertible debt has been fully accreted at September 30, 2001.

Amortization

Depletion expense for the three months ended December 31, 2001 was $141,158 compared with $39,309 in 2000. For the six months ended December 31, 2001, depletion expense was $234,855 compared with $160,134 in 2000. Depletion expense for the three and six month periods ended December 31, 2001 was increased owing to increased production levels and an increase in the unit cost of depletion at the Aredor mine based on an independent resource review carried out in the previous year.

Depreciation

Depreciation expense for the three months ended December 31, 2001 was $449,515 compared with $613,616 in 2000. For the six months ended December 31, 2001, depreciation expense was $863,892 compared with $1,130,422 in 2000. Depreciation for the three and six month periods ended December 31, 2001 was decreased owing to a reduced asset base at the Aredor mine.

Income taxes

During the year ended June 30, 2000, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to income taxes. The Company recorded a net tax recovery of $629,000 on a pre-tax loss of $2,061,372 for the three months ended December 31, 2001. The income tax recovery for the three months ended December 31, 2001 represents future tax recoveries on the loss sustained in Guinea. No income tax expense was recorded on income earned in Canada as the tax benefit of previous losses has not been recognized. The Company recorded a net tax recovery of $636,000 on a pre-tax loss of $1,673,902 for the three months ended December 31, 2000. The income tax recovery for the three months ended December 31, 2000 represents future tax recoveries on the loss sustained in Guinea.

For the six months ended December 31, 2001, the Company recorded a net tax recovery of $1,743,000 on a pre-tax loss of $4,726,966. The income tax recovery for the six months ended December 31, 2001 represents future tax recoveries on the loss sustained in Guinea. No income tax expense was recorded on income earned in Canada as the tax benefit of previous losses has not been recognized. The Company recorded a net tax recovery of $206,000 on a pre-tax income of $73,436 for the six months ended December 31, 2000. The income tax recovery for the six months ended December 31, 2000 represents future tax recoveries on losses carried forward in Guinea.

3. EXPLORATION

Aredor

Kimberlite exploration is currently being conducted by Rio Tinto Mining and Exploration ("Rio Tinto") on the 1,012 sq km Aredor concession in Guinea, West Africa. Rio Tinto has an option to earn up to a 58% interest in any kimberlite developed into a mine on the property. The Company received diamond counts from the kimberlite core samples taken from the November 2000 drill program on the K23 kimberlite. Three different phases of kimberlite were identified and subsequently tested by Rio Tinto at its Belmont laboratory in Australia. Results of the caustic dissolution of 1,835 kilograms of kimberlite core are as follows:

Kimberlite phase	Weight of sample (kg)	# of stones >0.15mm	# of stones >0.60mm
HMK1	823	389	6
HMK2	963	526	18
HMK3	49	10	0

*note *stone sizes reported by Rio Tinto are diamonds that will not pass through a screen with a square mesh opening of the size stated.*

The largest diamond recovered weighed 0.12 carats and was recovered on the 1.70 mm screen from the HMK2 phase.

Rio Tinto mobilized crews to the Aredor property in January of 2001 and has completed a helicopter supported regional stream sediment sampling programme in which 598 samples were taken. Concurrent with the regional sampling was a program of geological mapping and prospecting. Detailed geophysical and geochemical surveys were conducted over the K7/19, K21 and K23 kimberlites as well as over two newly discovered kimberlites, K24 and K25. The geophysical surveys totaled 15.9 line kilometers of maximum EM, and 6.4 line kilometers of ground magnetics. Geochemical sampling consisted of 306 soil samples taken over and proximal to known and newly discovered kimberlites. The soil samples have been shipped to a Rio Tinto laboratory for XRF analysis. A diamond drill programme totaling 740 meters was conducted in June 2001 between the K23 and K21 kimberlites to test if a conductive feature identified by the maximum EM surveys was kimberlite connecting the two bodies; no intersections of kimberlite were reported. The final portion of their exploration program before the onset of the rainy season was to take a 500 tonne bulk sample of the K23 kimberlite. The sample is composed of the HMK2 phase identified from the November 2000 core drilling. The samples obtained from the regional stream sediment program and the 500 tonne bulk sample of K23 kimberlite were transported to Rio Tinto's sample preparation facility in the village of Kerouané, 40 kilometers east of the Aredor property. At the sample preparation facility, the regional samples will be run through a dense media separation ("DMS") plant to obtain concentrates which are then picked on site for indicator minerals. The indicator minerals will then be shipped to a Rio Tinto laboratory for chemical analysis.

The 500 tonne bulk sample was processed through the DMS plant at Kerouané to obtain diamond counts. A total of 428.5 dry tons of kimberlite were processed returning a total of 846 stones weighing 55.33 carats, for a grade of 0.129 carats per ton. The largest diamond recovered weighed 1.27 carats. The diamonds have been shipped to Antwerp for cleaning, sorting and valuation. Results of the diamond valuations will be released as they become available to the Company.

RTME has informed the Company it is presently processing data obtained from the 2,800 line kilometre airborne geophysical survey conducted during December 2001. Geophysical anomalies identified by the survey are being compared to results from the regional indicator mineral survey conducted over the concession during the Spring of

2001 to identify concurrent indicator mineral and geophysical anomalies, which will be tested by reverse circulation or diamond drilling. Drilling at Aredor is scheduled to commence in March 2002. Rio Tinto has an option to earn up to a 58% interest in any kimberlite developed into a mine on the Aredor concession.

Kokong

The Company signed an exploration joint venture agreement with Rio Tinto Mining and Exploration Limited of England and its affiliate Tinto Botswana Exploration Pty Limited. Pursuant to the agreement, the Company has granted Rio Tinto a right to earn an interest of 65% in mineral rights relating to the exploration for and development of diamond bearing kimberlite deposits in Trivalence Mining's 3,700 sq. km. license area known as the Kokong project in the Republic of Botswana by making expenditures totaling US$3.5 Million by the 21st of September 2005. Rio Tinto may earn an additional undivided ten percent interest in the property by initiating a feasibility study incurring a further US$5,000,000 of expenditure by the third week of September 2008.

In the year ago period, exploration on the Company's 100% owned 3,846 sq. km. Kokong property in Botswana consisted of a 22,000 line kilometer airborne magnetic survey which was completed in August 2000. The magnetic data obtained assisted the Company's geologists to identify 109 first priority follow-up targets.

4. FINANCIAL CONDITION AND LIQUIDITY

Cash from Operations

Negative cash flow from operations excluding changes in operating assets and liabilities was $1,166,377 for the three months ended December 31, 2001 compared with $752,250 in 2000. The decrease in 2001 compared with 2000 was primarily due to a reduced level of revenue from diamond sales offset by option payment income from the exploration agreement with RTME.

Negative cash flow from operations excluding changes in operating assets and liabilities was $2,952,137 for the six months ended December 31, 2001 compared with positive cash flow of $1,963,086 in 2000. The decrease in 2001 compared with 2000 was primarily due to a reduced level of revenue from diamond sales offset by option payment income from the exploration agreement with RTME.

Investing activities

Investment in mineral properties was $nil for the three month period ended December 31, 2001 compared with $90,027 in 2000. Investment in mineral properties was $nil for the six month period ended December 31, 2001 compared with $27,027 in 2000. The investment in mineral properties in the prior year was incurred on the Palmietgat property.

Investment in capital assets was $88,062 for the three months ended December 31, 2001 compared with $1,562,932 in 2000. Investment in capital assets was $746,887 for the six months ended December 31, 2001 compared with $1,700.865 in 2000. Major purchases in 2001 included an additional dragline to augment mining capacity at the Aredor diamond mine. In 2000, the Company purchased three trucks and two loaders and replaced several smaller pieces of equipment at the Aredor mine.

Financing activities

Convertible loans payable at December 31, 2001 were $9,229,461 compared with $6,727,378 at June 30, 2001. In September 2001, the Company completed a private placement of a non-arm's length loan of $1,100,000 to a company with a common director. The loan is secured by a 2001 Series A No. 1 Debenture (the "A-1 Debenture") and bears interest at the rate of 11% per annum. The loan will be repayable in full on August 21, 2003 unless extended by the lender. The A-1 Debenture provides for conversion of the principal amount into units of the Company, each consisting of one common share and one share purchase warrant. The conversion price is $0.80 per unit to August 21, 2003. If the loan repayment date is extended, the conversion price will be $0.90 per unit from August 22, 2003 to August 21, 2004; $1.00 per unit from August 22, 2004 to August 21, 2005 and $1.10 per unit from August 22, 2005 to August 21, 2006.

In November 2001, the Company completed a second private placement of a non-arm's length loan of $1,100,000 to a company with a common director. The loan is secured by a 2001 Series A No. 2 Debenture (the "A-2 Debenture") and bears interest at the rate of 11% per annum. The loan will be repayable in full on October 1, 2003 unless extended by the lender. The A-2 Debenture provides for conversion of the principal amount into units of the Company, each consisting of one common share and one share purchase warrant. The conversion price is $0.50 per unit to October 1, 2003. If the loan repayment date is extended, the conversion price will be $0.60 per unit from October 2, 2003 to October 2, 2004; $.70 per unit from October 2, 2004 to October 1, 2005 and $.80 per unit from October 2, 2005 to October 1, 2006.

Each share purchase warrant received upon conversion of the A-1 and A-2 Debentures will entitle the holder to purchase one common share. The warrant exercise price will be equal to the conversion price in effect at the time the Debenture is converted. The warrants will be exercisable until the due date of the loan as it may be extended from time to time, or until two years from the date of issue of the warrants, whichever is earlier.

During the six months ended December 31, 2001, the Company also borrowed $319,220 on an unsecured basis from a company with a common director. In September 2000, the Company repaid $2,500,000 of the convertible debentures and 5,536,250 warrants expired without exercise. During the six months ended December 31, 2000, the Company purchased 589,400 of its own shares for $729,624 pursuant to a normal course issuer bid.

During the period, the Company also amended and restated the 1999 Series A No. 3 Debenture, the 1999 Series B Debenture, the 2000 Series A No. 1 Debenture and the 2000 Series A No. 2 Debenture previously issued to the Lender so that they are in substantially the same form as the recent 2001 Series A No. 1 and No. 2 Debentures. The charging clauses in the Debentures issued in 1999 and 2000 did not grant the Lender the security over the Company's personal property that both the Company and the Lender had intended be granted. As a condition of the Lender's agreement to advance the loan secured by the 2001 Series A No. 2 Debenture, the Lender required that the prior debentures be amended and restated. The amendments to the prior debentures include amendments to the security charging clauses, the provisions relating to realization procedures, and other amendments made for administration convenience. The prior debentures were also amended to extend the due date for payment to October 1, 2002 as requested by the Company and to reflect the effect of the extension on the conversion provisions.

Subsequent to December 31, 2001, the Company arranged for extension of the maturity of various debentures from October 1, 2002 to April 1, 2003.

Cash resources and liquidity

Working capital at December 31, 2001 and June 31, 2001 was $1,299,081 and $4,604,704 respectively. Negative cash flow from operations that began in early 2001 may continue until the Company is able to finance the purchase of additional heavy equipment and a third processing plant at its Aredor mine. Capital expenditures for the year ending June 30, 2002 are expected to be approximately $3,000,000 to achieve targeted production levels at the Aredor mine.

During the three months ended September 30, 2001, the Company purchased an additional dragline for the Aredor mine which was delivered in October, 2001 (see above). Cash resources on hand at December 31, 2001 were not expected to be sufficient to finance operations and to purchase the capital assets required for planned expansion. The Company's ability to continue as a going concern is dependent on its ability to obtain debt or equity financing for capital expenditures and general working capital requirements.

5. RISKS AND UNCERTAINTIES

For the twelve months ended December 31, 2001, the Company had been experiencing significant negative cash flow from operations. This trend has continued subsequent to December 31, 2001. As noted above, there is a risk that the Company may not be able to continue as a going concern unless it is able to raise debt or equity financing as required.

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. The exploration and development of the Company's properties is dependent on the Company's ability to obtain necessary financing or find appropriate strategic partners.

Aredor diamond production is sold by international tender in Conakry, the capital of the Republic of Guinea, and the market price of rough diamonds is a significant factor in the Company's profitability. Production from the Palmietgat mine is also sold by tender. The Company does not manage its exposure to market or currency fluctuations with a hedging program.

Although the Company has invested substantial sums to ensure excavation capacity at the Aredor mine is sufficient to maintain present production levels, the age and condition of some of the equipment leased from Guinea exposes the efficient operation of the mine to unforeseeable curtailments of production and unexpected capital investment requirements.

6. OUTLOOK

Aredor

In the Spring of 2002, the Company plans to increase excavating capacity with the additional dragline purchased during the six month period under review. Subject to funding, the Company plans to acquire additional excavation equipment sufficient to feed the twin 8 foot plant which is now idle. Increased production from the 14 foot plant and the twin 8 foot plant is expected to reduce negative cash flow. The Company's kimberlite exploration program will be continued under the financial and technical control of RTME.

Palmietgat

Production, which is currently operating on a one-shift basis, will be expanded to two shifts. Operating cash flow at the mine level is expected to increase accordingly.

Kokong

The exploration joint venture agreement with Rio Tinto Mining and Exploration limited and Tinto Botswana Exploration Pty Limited was concluded in February 2002. The exploration program begun by the Company will be continued by them.

SCHEDULE C (b): INVESTOR RELATIONS

The Company carries out its own investor relations program. The program includes, among other things, attendance at trade shows, technical presentations to the investment community, newspaper print advertising, and a web site. In May 2001 the Company retained an independent firm to implement and maintain an ongoing market awareness program. The contract was cancelled in July 2001. In the previous fiscal year the Company had retained an independent firm to carry out a market awareness program that consisted of telemarketing, electronic marketing and mail-out distribution of information approved by the Company.